Calumet Specialty Products Partners, L.P.

Calumet Finance Corp.

2780 Waterfront Pkwy E. Drive, Suite 200

Indianapolis, Indiana 46214

June 25, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina V. Dorin

Re:	Calumet Specialty Products Partners, L.P., Calumet Finance Corp. and co-registrants (the “Registrants”)

Request for Acceleration of Effectiveness

Registration Statement on Form S-4 (File No. 333-185262) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrants hereby request that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on Thursday, June 27, 2013 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

June 25, 2013

Please call Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrants’ outside legal counsel, at (713) 758-3747 with any questions regarding this request for acceleration.

Sincerely,

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

By:	Calumet GP, LLC, its General Partner

	By:	/s/ R. Patrick Murray, II
R. Patrick Murray, II
Senior Vice President, Chief Financial Officer and Secretary of Calumet GP, LLC

CALUMET FINANCE CORP.
CALUMET OPERATING, LLC
CALUMET LP GP, LLC
CALUMET NORTH DAKOTA, LLC
CALUMET PENRECO, LLC
TRUSOUTH OIL, LLC
CALUMET SHREVEPORT, LLC
CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC
CALUMET SHREVEPORT FUELS, LLC
CALUMET SAN ANTONIO REFINING, LLC
CALUMET SALES COMPANY INCORPORATED
S&S INTERNATIONAL MINING ENTERPRISES, INC.
CALUMET SUPERIOR, LLC
CALUMET MISSOURI, LLC
CALUMET MONTANA REFINING, LLC
CALUMET RP I, LLC
CALUMET RP II, LLC
CALUMET RP III, LLC
CALUMET RP IV, LLC
ROYAL PURPLE, LLC

By:	/s/ R. Patrick Murray, II
R. Patrick Murray, II
Senior Vice President, Chief Financial Officer and Secretary

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP

By:	Calumet LP GP, LLC, its General Partner

	By:	/s/ R. Patrick Murray, II
R. Patrick Murray, II
Senior Vice President, Chief Financial Officer and Secretary of Calumet LP GP, LLC

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.